Exhibit 99.2

Financial Information for the Three Months Ended March 31, 2022 and 2021 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	March 31,	December 31,
	2022	2021
	$ millions
Current assets
Cash and cash equivalents	714	475
Short-term deposits and restricted cash	4	-
Trade receivables	52	63
Short-term derivative instruments	1	1
Dividend receivable from ZIM	478	-
Other current assets	42	43
Total current assets	1,291	582
Non-current assets
Investment in ZIM (associated company)	1,021	1,354
Investment in OPC’s associated companies	590	545
Long-term deposits and restricted cash	25	21
Long-term derivative instruments	16	12
Deferred taxes, net	41	49
Property, plant and equipment, net	1,162	1,126
Intangible assets, net	223	225
Long-term prepaid expenses and other non-current assets	56	57
Right-of-use assets, net	95	98
Total non-current assets	3,229	3,487
Total assets	4,520	4,069
Current liabilities
Current maturities of loans from banks and others	41	38
Trade and other payables	126	171
Short-term derivative instruments	4	9
Deferred taxes	3	21
Dividend payable	-	189
Current maturities of lease liabilities	19	19
Total current liabilities	193	447
Non-current liabilities
Long-term loans from banks and others	630	597
Debentures	562	575
Deferred taxes, net	129	125
Other non-current liabilities	31	29
Long-term lease liabilities	14	15
Total non-current liabilities	1,366	1,341
Total liabilities	1,559	1,788
Equity
Share capital	602	602
Translation reserve	20	26
Capital reserve	36	26
Accumulated profit	1,778	1,140
Equity attributable to owners of the Company	2,436	1,794
Non-controlling interests	525	487
Total equity	2,961	2,281
Total liabilities and equity	4,520	4,069

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2022	2021
	$ millions
Revenue	146	115
Cost of sales and services (excluding depreciation and amortization)	(98)	(79)
Depreciation and amortization	(12)	(13)
Gross profit	36	23
Selling, general and administrative expenses	(22)	(10)
Operating profit	14	13
Financing expenses	(12)	(12)
Financing income	6	6
Financing expenses, net	(6)	(6)
Loss related to Qoros	-	(2)
Gains related to ZIM	205	10
Share in profit/(losses) of associated companies, net
- ZIM	430	172
- OPC’s associated companies	30	(11)
Profit before income taxes	673	176
Income tax (expense)/benefit	(16)	2
Profit for the period	657	178
Attributable to:
Kenon’s shareholders	639	180
Non-controlling interests	18	(2)
Profit for the period	657	178

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	11.86	3.34

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the three months ended March 31,
	2022	2021
	$ millions
Cash flows from operating activities
Profit for the period	657	178
Adjustments:
Depreciation and amortization	14	13
Financing expenses, net	6	6
Share in profit of associated companies, net	(460)	(161)
Loss related to Qoros		2
Gains related to ZIM	(205)	(10)
Share-based payments	5	1
Income tax expense/(benefit)	16	(2)
	33	27
Change in trade and other receivables	5	-
Change in trade and other payables	(20)	(8)
Cash generated from operating activities	18	19
Dividends received from associated companies	-	3
Net cash provided by operating activities	18	22

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the three months ended March 31,
	2022	2021
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	(4)	545
Investment in long-term deposits, net	4	16
Acquisition of subsidiary, less cash acquired	-	(656)
Acquisition of property, plant and equipment	(85)	(45)
Acquisition of intangible assets	(2)	-
Reimbursement of right-of-use asset	-	2
Proceeds from sale of investment in associated company	-	41
Proceeds from sale of interest in ZIM	464	-
Proceeds from distribution from associated company	3	-
Long-term advance deposits and prepaid expenses	(2)	(1)
Payment of transactions in derivatives, net	(1)	-
Net cash provided by/(used in) investing activities	377	(98)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(15)	(56)
Investments of holders of non-controlling interests in the capital of a subsidiary	12	167
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	-	105
Proceeds from long-term loans	52	52
Payment in respect of derivative financial instruments, net	-	(2)
Costs paid in advance in respect of taking out of loans	(1)	(1)
Dividends paid	(189)	-
Interest paid	(9)	(11)
Net cash (used in)/provided by financing activities	(150)	254

Increase in cash and cash equivalents	245	178
Cash and cash equivalents at beginning of the year	475	286
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(6)	(9)
Cash and cash equivalents at end of the period	714	455

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the three months ended March 31, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	134	12	-	-	146
Depreciation and amortization	(11)	(3)	-	-	(14)
Financing income	3	3	-	-	6
Financing expenses	(10)	(2)	-	-	(12)
Gains related to ZIM	-	-	205	-	205
Share in profit of associated companies	-	30	430	-	460
Profit/(loss) before taxes	19	23	635	(4)	673
Income tax expense	(5)	(4)	-	(7)	(16)
Profit/(loss) for the period	14	19	635	(11)	657

	For the three months ended March 31, 2021
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	107	8	-	-	115
Depreciation and amortization	(11)	(2)	-	-	(13)
Financing income	3	3	-	-	6
Financing expenses	(10)	(2)	-	-	(12)
Losses related to Qoros	-	-	-	(2)	(2)
Gains related to ZIM	-	-	10	-	10
Share in (losses)/profit of associated companies	-	(11)	172	-	161
Profit/(loss) before taxes	11	(13)	181	(3)	176
Income tax (expense)/benefit	(3)	5	-	-	2
Profit/(loss) for the period	8	(8)	181	(3)	178

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net profit / (losses) of associated companies
	as at		for the period ended
	March 31,	December 31,	March 31,	March 31,
	2022	2021	2022	2021
	$ millions		$ millions
CPV Fairview LLC	182	173	8	(2)
CPV Maryland LLC	60	61	(2)	-
CPV Shore Holdings LLC	84	75	5	-
CPV Towantic LLC	119	112	3	3
CPV Valley Holdings LLC	76	58	16	(12)
CPV Three Rivers LLC	67	64	-	-
Others	2	2	-	-
	590	545	30	(11)
ZIM	1,021	1,354	430	172

	1,611	1,899	460	161

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the three months ended March 31,
	2022	2021
	$ millions
Revenue	146	115
Cost of sales (excluding depreciation and amortization)	(98)	(79)
Depreciation and amortization	(12)	(13)
Gross profit	36	23
Selling, general and administrative expenses	(18)	(8)
Operating profit	18	15
Financing expenses	(12)	(12)
Financing income	6	6
Financing expenses, net	(6)	(6)
Share in profit/(losses) of associated companies, net	30	(11)
Profit/(loss) before income taxes	42	(2)
Income tax (expense)/benefit	(9)	2
Profit for the period	33	-

Attributable to:
Equity holders of the company	25	(2)
Non-controlling interest	8	(2)
Profit for the period	33	-

B - 1

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the three months ended March 31,
	2022	2021
	$ millions
Cash flows provided by operating activities	28	24
Cash flows used in investing activities	(86)	(98)
Cash flows provided by financing activities	38	254
(Decrease)/increase in cash and cash equivalents	(20)	180
Cash and cash equivalents at end of the period	210	233

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	March 31, 2022	December 31, 2021
	$ millions
Total financial liabilities[1]	1,234	1,215
Total monetary assets[2]	241	264
Investment in associated companies	590	545
Total equity attributable to the owners	759	730
Total assets	2,520	2,488

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

B - 2

Appendix C

Definition of OPC’s Adjusted EBITDA and share of EBITDA of its associated companies and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of EBITDA of its associated companies, which are non-IFRS financial measures.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense, and Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense and share of losses of associated companies, net. EBITDA and Adjusted EBITDA are not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of EBITDA of its associated companies provide transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’, or its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended March 31,
	2022	2021
	$ millions
Profit for the period	33	-
Depreciation and amortization	14	13
Financing expenses, net	6	6
Share in (profit)/losses of associated companies, net	(30)	11
Income tax expense/(benefit)	9	(2)
Adjusted EBITDA	32	28
Proportionate share of EBITDA of associated companies	43	18

	For the three months ended March 31,
	2022	2021
	$ millions
Share in profit/(losses) of associated companies, net	30	(11)
Share of depreciation and amortization	11	8
Share of financing expenses, net	2	21
Proportionate share of EBITDA of associated companies	43	18

C - 1

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of March 31, 2022 and December 31, 2021 (in $ millions):

As at March 31, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	571	-	213	215	95	2	1,096
Debt from non-controlling interests (including interest payable)	1	67	-	-	-	70	138
Cash and cash equivalents	50	17	15	21	1	108	212
Debt service reserves (out of restricted cash)	-	-	14	-	-	-	14
Other restricted cash	-	-	2	-	-	13	15

As at December 31, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	587	-	219	170	98	2	1,076
Debt from non-controlling interests (including interest payable)	1	73	-	-	-	65	139
Cash and cash equivalents	86	17	7	24	1	99	234
Debt service reserves (out of restricted cash)	-	-	14	-	-	-	14
Other restricted cash	5	-	2	-	-	9	16

D - 1

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense, and non-recurring expenses, which may include impairment of assets, non-cash charter hire expenses, capital gains/losses beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the three months ended March 31,
	2022	2021
	$ millions
Profit for the period	1,711	590
Depreciation and amortization	290	134
Financing expenses, net	24	39
Income tax expense	508	54
EBITDA	2,533	817
Non-recurring expenses	-	4
Adjusted EBITDA	2,533	821

E - 1